UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: September 1, 2017

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2017 Annual Meeting of Limited Partners and Proxy Statement of Navios Maritime Partners L.P., dated September 1, 2017 for the 2017 Annual Meeting of Limited Partners to be held on Friday, October 27, 2017.

September 1, 2017

Dear Unitholder,

We cordially invite you to attend our 2017 annual meeting of unitholders to be held at 10:30 a.m., local time, on Friday, October 27, 2017 at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Partners L.P. that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou

Chairman and Chief Executive Officer

NAVIOS MARITIME PARTNERS L.P.

NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

September 1, 2017

TIME:    10:30 a.m., local time

DATE:    Friday, October 27, 2017

PLACE:    Offices of Navios Maritime Partners L.P., Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco

PURPOSES:

1.	To elect one Class II director to serve until the 2019 Annual Meeting of Limited Partners (“Proposal One”).

2.	To elect one Class III director to serve until the 2020 Annual Meeting of Limited Partners (“Proposal Two”).

3.	To ratify the appointment of PricewaterhouseCoopers S.A. as our independent public accountants for our prior fiscal year ended December 31, 2016 and our current fiscal year ending December 31, 2017 (“Proposal Three”).

4.	To approve an amendment to our Agreement of Limited Partnership (the “Partnership Agreement”) to change the quorum for a meeting of our Limited Partners from a majority of outstanding units of a class to 33% of outstanding units of a class (“Proposal Four”).

5.	To consider any other business that is properly presented at the meeting or any adjournment thereof.

WHO MAY VOTE:

The Board of Directors has fixed the close of business on Thursday, August 31, 2017 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the annual meeting or any adjournment thereof. A list of common unit holders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

NAVIOS MARITIME PARTNERS L.P.

LE MONTAIGNE BLOC B

7 AVENUE DE GRANDE BRETAGNE, MONACO

PROXY STATEMENT FOR

NAVIOS MARITIME PARTNERS L.P.

2017 ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON FRIDAY, OCTOBER 27, 2017

GENERAL INFORMATION CONCERNING THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Partners L.P.’s Board of Directors is soliciting your proxy to vote at the 2017 annual meeting of Limited Partners and any adjournments of the meeting to be held at 10:30 a.m., local time, on Friday, October 27, 2017, at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. This proxy statement along with the accompanying Notice of Annual Meeting of Limited Partners summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On September 1, 2017, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all Limited Partners entitled to vote at the meeting. You can find a copy of our 2016 Annual Report on Form 20-F on the Internet through our website at www.navios-mlp.com or the Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

On August 31, 2017, we had outstanding 147,436,276 common units and 3,008,908 general partner units. Each Limited Partner of record at the close of business on August 31, 2017 is entitled to vote. One or more Limited Partners holding at least a majority of the total voting rights represented in person or by proxy at the annual meeting shall be a quorum for the purposes of the annual meeting. The common units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by us prior to the close of voting at the annual meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The common units are listed on the New York Stock Exchange under the symbol “NMM.”

You do not need to attend the annual meeting to vote your common units. Common units represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A Limited Partner may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any Limited Partner who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each common unit of Navios Maritime Partners L.P. that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your common units are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•

By mail.    Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your common units voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your units are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your common units and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your common units.

•

In person at the meeting.    Contact the broker or other nominee who holds your common units to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

“Street name” holders may vote by telephone or Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions with the proxy materials. The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

•	“FOR” the election of the nominee for Class II director;

•	“FOR” the election of the nominee for Class III director;

•	“FOR” ratification of the selection of independent auditors for our prior fiscal year ended December 31, 2016 and our current fiscal year ending December 31, 2017; and

•	“FOR” the amendment to our Partnership Agreement.

If any other matter is presented, the proxy card provides that your common units will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the annual meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Partners L.P.’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

PROPOSAL ONE

ELECTION OF CLASS II DIRECTOR

In accordance with the terms of our Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), our Board of Directors consists of seven members; three of the members were appointed by our general partner and at our first annual meeting following our initial public offering and four members were elected into three different classes. The appointed directors serve as directors for terms determined by our general partner. The Class II director’s term was set to expire at our 2016 Annual Meeting, which was originally scheduled for December 15, 2016, but which meeting was adjourned due to lack of quorum.

The Class II elected director is elected by holders of our common units. Accordingly, Orthodoxia Zisimatou is the nominee for election as a Class II director to our Board of Directors, whose term would expire at our 2019 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the common units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee(s) as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for election to our Board of Directors is set forth below:

Name	Age	Position
Orthodoxia Zisimatou	54	Class II Director

Mrs. Zisimatou was appointed to our Board of Directors in June 2017. She is lawyer by training, has been focused on the maritime sectors since she became a member of the Athens Bar since 1988. She is currently Secretary General of the Union of Piraeus Shipping Lawyers. Mrs. Zisimatou is a Member of the Permanent Committee of Maritime Policy, Security and Protection of Environment of the Hellenic Chamber of Shipping, Member of the Legal Committee of the Hellenic Chamber of Shipping and Maritime Arbitrator of the Hellenic Chamber of Shipping. Mrs. Zisimatou earned a bachelor’s degree in Law from the faculty of Law of the University of Athens.

Required vote.    Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by holders of the common units (excluding common units owned by Navios Maritime Holdings Inc. or its affiliates) present either in person or represented by proxy at the annual meeting.

Effect of abstentions and broker non-votes.    Abstentions will not affect the vote on Proposal One. Brokerage firms do not have authority to vote customers’ unvoted units held by the firms in street name for the election of directors. As a result, any units not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED CLASS II DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

ELECTION OF CLASS III DIRECTOR

In accordance with the terms of our Partnership Agreement, our Board of Directors consists of seven members; three of the members were appointed by our general partner and at our first annual meeting following our initial public offering and four members were elected into three different classes. The appointed directors serve as directors for terms determined by our general partner. The Class III director’s term is set to expire at our 2017 Annual Meeting.

The Class III elected director is elected by holders of our common units. Accordingly, Serafeim Kriempardis is the nominee for election as a Class III director to our Board of Directors, whose term would expire at our 2020 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the common units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee(s) as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for election to our Board of Directors is set forth below:

Name	Age	Position
Serafeim Kriempardis	69	Class III Director

Serafeim Kriempardis was appointed to our Board of Directors in December 2009. Mr. Kriempardis previously served as the Head of Shipping of Piraeus Bank from 2007 to 2009 and as the Head of Shipping of Emporiki Bank of Greece from 1999 to 2007. Prior to serving as Head of Shipping at Emporiki Bank, Mr. Kriempardis served in the Project Finance and Corporate and Feasibility departments of the bank. Mr. Kriempardis is an accountant by training and holds a bachelor’s degree in Economics from the Athens University of Economics and Business and a Diploma in Management from the McGill University of Canada.

Required vote.    Approval of Proposal Two will require the affirmative vote of the plurality of the votes cast by holders of the common units (excluding common units owned by Navios Maritime Holdings Inc. or its affiliates) present either in person or represented by proxy at the annual meeting.

Effect of abstentions and broker non-votes.    Abstentions will not affect the vote on Proposal One. Brokerage firms do not have authority to vote customers’ unvoted units held by the firms in street name for the election of directors. As a result, any units not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED CLASS III DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

INDEPENDENT PUBLIC ACCOUNTANTS FOR 2016 AND 2017

The Board of Directors is submitting for approval the appointment of PricewaterhouseCoopers S.A., independent public accountants, as our independent auditors for our prior fiscal year ended December 31, 2016 and our current fiscal year ending December 31, 2017. The Board of Directors proposes that holders of common units ratify this appointment. PricewaterhouseCoopers S.A. audited our financial statements for the fiscal year ended December 31, 2016 and fiscal year ending December 31, 2017.

PricewaterhouseCoopers S.A. has advised us that it does not have any direct or indirect financial interest in us, nor has it had any such interest in connection with us since our inception other than in its capacity as our independent auditors.

All services rendered by the independent auditors are subject to review by our Audit Committee.

We are not required to obtain the approval of our Limited Partners to select our independent public accountants. In the event the holders of common units do not ratify the appointment of PricewaterhouseCoopers S.A. as our independent public accountants, the Audit Committee will reconsider its appointment for future audits.

Required vote.    Approval of Proposal Three will require the affirmative vote of the majority of votes present or represented by proxy and entitled to vote at the annual meeting.

Effect of abstentions and broker non-votes.    Abstentions will be treated as votes against Proposal Three. Brokerage firms have authority to vote customers’ unvoted units held by the firms in street name on Proposal Three. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS INDEPENDENT PUBLIC ACCOUNTANTS FOR 2016 AND 2017. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

AMENDMENT TO PARTNERSHIP AGREEMENT

Our Partnership Agreement currently provides that the holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person at a meeting of unitholders or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by our limited partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. If Proposal Four is approved, our Partnership Agreement will be amended to provide that 33% of the outstanding units of a class, instead of a majority, will constitute a quorum (the “Amendment”).

The Board of Directors determined to change the number of units required in order to constitute a quorum because as a result of our unitholder base, we have historically had difficulty getting a majority of all outstanding units to vote at our annual meeting and have been unable to conduct business at our annual meetings.

If the Amendment is approved by a majority of our unitholders, Article XIII, Section 13.9 of our Third Amended and Restated Agreement of Limited Partnership will be amended to read as follows:

“Section 13.9 Quorum and Voting. The holders of 33% of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding a majority of Outstanding Units represented in person or by proxy at such meeting and entitled to vote shall be deemed to constitute the act of the Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units represented either in person or by proxy at such meeting and entitled to vote (including Outstanding Units deemed owned by the General Partner), but no other business may be transacted, except as provided in Section 13.7.”

The Amendment, if approved by our unitholders, will become effective upon the subsequent execution by our general partner.

Required vote.    Approval of Proposal Four will require the affirmative vote of the majority of the total common units outstanding as of the record date.

Effect of abstentions and broker non-votes.    Abstentions will be treated as votes against Proposal Four. Brokerage firms have authority to vote customers’ unvoted units held by the firms in street name on Proposal Four. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED AMENDMENT TO THE PARTNERSHIP AGREEMENT. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE APPOINTMENT OF AMENDMENT. UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting of Limited Partners will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

No other matters are expected to be presented for action at the annual meeting. Should any additional matter come before the annual meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

September 1, 2017

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

NAVIOS MARITIME PARTNERS L.P.	2017 PROXY FOR ANNUAL
MEETING OF
LIMITED PARTNERS
OCTOBER 27, 2017
10:30 A.M. LOCAL TIME

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲  FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED  ▲

PROXY	Please mark your votes like this	☒
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, and 4.

If you wish to vote in accordance with the Board of Directors’ recommendations, just sign below. You need not mark any boxes.
1.	Election of one Class II Director (or if any nominee is not available for election, such substitute as the Board of Directors may designate):
Proposal to elect Orthodoxia Zisimatou as a Class II Director of the Company, whose term will expire in 2019.
		FOR	WITHHOLD VOTE
(01)	Orthodoxia Zisimatou	☐	☐

2.	Election of one Class III Director (or if any nominee is not available for election, such substitute as the Board of Directors may designate):
Proposal to elect Serafeim Kriempardis as a Class III Director of the Company, whose term will expire in 2020.
		FOR	WITHHOLD VOTE
(02)	Serafeim Kriempardis	☐	☐

3.	Proposal to ratify the appointment of PricewaterhouseCoopers S.A. as the Company’s independent public accountants for the fiscal year ended December 31, 2016 and fiscal year ending December 31, 2017.	FOR ☐	AGAINST ☐	ABSTAIN ☐
4.	Proposal to approve an amendment to the Partnership Agreement.	FOR ☐	AGAINST ☐	ABSTAIN ☐
IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OF THE MEETING.

COMPANY ID:
PROXY NUMBER:
ACCOUNT NUMBER:

Signature:	Signature	Date , 2017
Note: Please sign exactly as name appears hereon. When units are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

▲  FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED  ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAVIOS MARITIME PARTNERS L.P.

The undersigned, revoking any previous proxies relating to these common units, hereby acknowledges receipt of the Notice and Proxy Statement, dated September 1, 2017 in connection with the Annual Meeting of Limited Partners to be held at 10:30 a.m., local time, on Friday, October 27, 2017 at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco and hereby appoints Angeliki Frangou, George Achniotis and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all the common units of Navios Maritime Partners L.P. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2017 Annual Meeting of Limited Partners, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

This Proxy when executed will be voted in the manner directed herein. If no direction is made this Proxy will be voted FOR the election of the Class II Director, FOR the election of the Class III Director, FOR Proposal 3, and FOR the Amendment to our Partnership Agreement.

(Continued and to be marked, dated and signed, on the other side)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

Date: September 1, 2017	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer